Exhibit 99.85

Lithium Americas Provides Update on NYSE Listing

VANCOUVER, British Columbia, Dec. 29, 2017 — Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX:LAC) (OTCQX:LACDF) is pleased to announce that it now meets the share price history threshold requirement to list the Company’s shares on the New York Stock Exchange (“NYSE”). As a result, the Company intends to list directly on the NYSE and will not be undertaking a NYSE American listing as an intermediary step. The Company has applied to the NYSE and expects to be listed in January 2018 upon receipt of formal approval from the NYSE.

About Lithium Americas

Lithium Americas, together with its joint venture partner, Sociedad Quimica y Minera de Chile S.A., is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada project, and 100% of RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email: ir@lithiumamericas.com

Website: www.lithiumamericas.com

Forward-Looking Information

This news release contains “forward-looking information” under the provisions of applicable securities legislation. Such forward-looking information is subject to various risks and uncertainties. Forward-looking information in this news release includes statements with respect to the timing and completion of the listing of the Company’s common shares on the NYSE. Forward-looking information is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements, including, but not limited to, risks and uncertainties related to obtaining regulatory approval in a timely manner, or at all. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information or statements.